TG Venture Acquisition Corp.

October 29, 2021

Via Edgar

Mr. Frank Knapp

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	TG Venture Acquisition Corp.

Registration Statement on Form S-1, as amended (File No. 333-258773)

Request for Acceleration of Effectiveness

Dear Mr. Knapp:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, TG Venture Acquisition Corp. hereby requests that the effectiveness of the above-referenced Registration Statement on Form S-1, as amended be accelerated to, and that the Registration Statement becomes effective at 4:30 p.m., Eastern Time, on November 2, 2021, or as soon thereafter as practicable.

Very truly yours,

By:	/s/ Pui Lan Patrick Tsang
Pui Lan Patrick Tsang Chief Executive Officer

Arila Zhou, Esq.

Hunter Taubman Fischer & Li LLC